Exhibit 99.1

BCD SEMICONDUCTOR MANUFACTURING LIMITED

A Cayman Islands Company

NOTICE OF 2011 ANNUAL GENERAL MEETING OF MEMBERS

To Be Held on December 22, 2011

The 2011 annual general meeting (the “Meeting”) of the Members of BCD Semiconductor Manufacturing Limited (the “Company”) will be held at 11:00 a.m. on December 22, 2011 (Pacific time) at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304, U.S.A., for the following purposes:

1.	Proposal One: To consider and vote on a proposal to re-elect Chieh Chang as a Class I Director.

2.	Proposal Two: To consider and vote on a proposal to re-elect Joseph Liu as a Class I Director.

Record Date. Members of record at the close of business on November 21, 2011 (Pacific time) (the “Record Date”) who hold shares of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof.

Votes Required. Pursuant to the Company’s Fourth Amended and Restated Articles of Association (the “Current Articles”), every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in such Member’s name in the Register of Members.

Pursuant to the Current Articles and the Companies Law (2010 Revision), as amended, the election of Class I Directors referred to in Proposals One and Two will require the affirmative vote of Members holding a simple majority of the outstanding Ordinary Shares present at the Meeting, either in person or by proxy.

Capitalized terms used but not otherwise defined herein shall have the meanings given thereto in the Current Articles.

By Order of the Board of Directors

/s/ Chieh Chang
Chieh Chang
Chairman of the Board and Chief Executive Officer

Shanghai, China

November 21, 2011

Whether or not you plan to attend the Meeting, please complete, sign, and date the enclosed proxy and return it promptly by email, fax and mail to:

Jamie Huang No. 1600, ZiXing Road Shanghai ZiZhu Science-based Industrial Park Shanghai 200241 People’s Republic of China	Email: jmhuang@bcdsemi.com Tel: +86-21-2416 2298 Fax: +86-21- 2416-2277

BCD SEMICONDUCTOR MANUFACTURING LIMITED

A Cayman Islands Company

PROXY

In connection with the 2011 annual general meeting (the “Meeting”) of the Members of BCD Semiconductor Manufacturing Limited, a Cayman Islands company (the “Company”), to be held at 11:00 a.m. on December 22, 2011 (Pacific time) at the offices of Wilson Sonsini Goodrich & Rosati, P.C., 650 Page Mill Road, Palo Alto, California 94304, U.S.A., the undersigned Member, being the registered holder of shares of the Company (the “Shares”), hereby appoints the duly appointed Chairman of the Meeting (the “Proxyholder”) to act as its/his/her proxy for the Meeting and at any adjournment thereof and to vote all of its/his/her Shares on its/his/her behalf as directed below. If a Member wishes to appoint another person to be the Proxyholder, please indicate that person’s name and address in the following space:

Please indicate with an “X” or “✓” in the spaces provided how you wish the Proxyholder to vote on your behalf. If you leave both boxes blank, the Proxyholder shall have the right to determine how to cast your votes with respect to the resolution.

ORDINARY RESOLUTIONS	FOR	AGAINST
Proposal One

That Chieh Chang shall be re-elected as a member of the board of directors of the Company (the “Board”) and designated as a Class I Director (as defined in the Company’s Fourth Amended and Restated Articles of Association (the “Current Articles”)) for a 3-year term to be effective as of the date of this Meeting.

	☐	☐

Proposal Two

That Joseph Liu shall be re-elected as a member of the Board and designated as a Class I Director for a 3-year term to be effective as of the date of this Meeting.	☐	☐

The undersigned hereby consents to the holding of the Meeting as scheduled, or at such other time as determined by the Proxyholder after receiving executed proxies representing the votes required to approve the resolutions set forth in this proxy.

Pursuant to the Current Articles and the Companies Law (2010 Revision), as amended, the election of Class I Directors referred to in Proposals One and Two will require the affirmative vote of Members holding a simple majority of the outstanding Ordinary Shares present at the Meeting, either in person or by proxy.

Only Members of record at the close of business on November 21, 2011 (Pacific time) are entitled to notice of and to vote at the Meeting. All Members are cordially invited to attend the Meeting in person. Any Member unable to attend the Meeting may execute a proxy designating a proxy to vote on its/his/her behalf.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Print Legal Name of Member Member’s Signature Print Name and Title of Signatory

Please email, fax and mail your signed proxy (BOTH PAGES) for receipt as soon as possible to the following email address, facsimile and mailing address:

Jamie Huang

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

Shanghai 200241

People’s Republic of China

Date: , 2011	Email: Fax: Tel:	jmhuang@bcdsemi.com +86-21-2416-2277 +86-21-2415-2298

SIGNATURE PAGE TO PROXY

BCD SEMICONDUCTOR MANUFACTURING LIMITED

2011 ANNUAL GENERAL MEETING